

January 31, 2012

Via E-mail
Tim JW Tookey
Group Finance Director
Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
United Kingdom

> **Re: Lloyds Banking Group plc**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed May 13, 2011**
> **File No. 001-15246**

Dear Mr. Tookey:

We have reviewed your response dated October 13, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

Lloyds Banking Group Responds to the Interim Report From the Independent…, page 10

1.   Please confirm that you will disclose the substance of your response to prior comment one from our letter dated August 26, 2011 in future filings. Please also balance your statement that the Independent Commission on Banking "did not recommend explicitly" that you should increase the size of the Project Verde divestiture with the Commission's view regarding the efficacy of the currently proposed divestiture, including its view that "a substantial enhancement" of the divestiture "is the best opportunity to improve the structure of the PCA market" and that "the current divestiture does not give confidence that a strong challenger will emerge."

Retail, page 33

2.   Please expand your disclosure in response to prior comment three from our letter dated August 26, 2011 in future filings as follows.

    •   Disclose the "hard limits" above which you will reject a loan application.

    •   Disclose the loan-to-value thresholds and credit scorecard cut-offs for secured and unsecured lending for your major mortgage product types. We note in this regard that your loan-to-value ratios for new mortgages increased in 2010 compared to 2009.

    •   Clarify how you have made rules related to the refinancing of unsecured debt "more stringent."

Intensive Care of Customers in Difficulty, page 66

3.   In future filings, please expand your disclosure to include the second paragraph of your response to prior comment five from our letter dated August 26, 2011.

Regulation, page 144

4.   Please update us on your contacts with Iran, Syria, Sudan and Cuba since your letters to us of September 26, 2008 and February 9, 2009. As you know, these countries are identified by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please tell us about any contacts with these countries since your letters, whether through affiliates or other direct or indirect arrangements. Your response should describe any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Syria, Sudan or Cuba, or entities controlled by these governments.

5.   Please discuss the applicability of the sanctions enacted by the U.S. government under the Comprehensive Iran Sanctions Accountability and Divestment Act of 2010 and the corresponding Iranian Financial Sanctions Regulations, and how they are expected to impact your business. In this respect, please discuss the extent to which you are party to contracts with the U.S. government.

Financial Soundless Related Risks, page 161

The Group's borrowing costs and access to the capital markets are dependent…, page 162

6.   We note your response to prior comment 18 from our letter dated August 26, 2011 and reissue that comment. Please disclose in future filings the quantified impact that downgrades to your credit ratings have had and that additional downgrades would have.

Other Risks, page 166

The Company is a holding company and, as a result, is dependent on dividends…, page 166

7.   We note your response to prior comment 19 from our letter dated August 26, 2011 and
        your disclosure under "Dividends" on page 148 of your Form 20-F. Your disclosure in
        this section should provide enough details for an investor to understand the risks
        associated with restrictions on your subsidiaries' ability to pay dividends to the holding
        company. Your cross reference to "Dividends" is sufficient with respect to the general
        restrictions. However, specific disclosure of restrictions that apply to your facts and
        circumstances should be included in the risk factor discussion. Therefore, please revise
        your disclosure in future filings to disclose your agreement not to pay dividends on
        ordinary shares following your receipt of state aid and that Bank of Scotland plc does not
        have available distributable reserves.

Note 1 – Basis of Preparation, page F-11

8.   We have read your response to prior comment 20 from our letter dated August 26, 2011.
        As you mentioned in your response, in the IFRIC Update dated July 2010 it was noted
        that "when an impairment loss is recognized, applying the requirements of paragraph 54
        of IAS 39 would result in all gains or losses that have been recognized in other
        comprehensive income being reclassified from equity to profit or loss." You regard the
        use of the word "all" as opposed to "any," which is used in the standard, as being
        additional guidance on IAS 39. Despite the change in word usage, we do not believe it
        was the intention of the IFRIC to provide additional guidance or clarify existing
        guidance, given that the IFRIC also stated in its Update that it decided not to add this
        issue to its agenda as they believe that IAS 39 provides sufficient guidance on financial
        assets that are reclassified from available-for-sale to loans and receivables and thus did
        not expect diversity in practice. Therefore, it appears your change in treatment of
        amounts previously recognized in equity in respect of assets that were transferred from
        the available-for-sale category to the loans and receivable category is an accounting error.
        Please tell us how you assessed whether this error is material and provide us with a
        SAB 99 analysis that supports your conclusion.

Note 2 – Accounting Policies, page F-12

(A) Consolidation, page F-12

(1) Subsidiaries, page F-12

9.   We have read your response to prior comment 21 from our letter dated August 26, 2011.
        You have indicated that when you hold a beneficial interest of greater than 50 percent,
        but are not the fund manager, you do not believe you hold the decision making powers.
        Your proposed disclosure should clearly explain why your beneficial interest of greater

than 50 percent would not presume control.   To help us better understand the facts and circumstances surrounding your role as fund manager, please address the following:

- Explain to us the function and rights that you have as fund manager of the OEICs to support that you have the decision making power.

- Tell us whether there are any circumstances (e.g., breach of contract, performance, etc.) that would cause grounds for your removal as manager without your consent and/or whether you can be removed as fund manager without cause.

- Tell us whether a holder of greater than 50 percent of the beneficial interests of the OEIC has the right to change the fund manager.

- Tell us whether you have ever been removed as a fund manager or tried to remove an existing fund manager when you held the majority of the beneficial interests held by the OEIC.

You may contact Yolanda Trotter at (202) 551-3472 or me at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Suzanne Hayes, Assistant Director, at (202) 551-3675 with any other questions.

Sincerely,

/s/ Stephanie L. Hunsaker

Stephanie L. Hunsaker
Senior Assistant Chief Accountant